SUB-ITEM 77I

Terms of new or amended securities

(a) Real Estate converted its B Class “B Class”, effective 10/21/11.

The B Class shares of each of the funds were converted to A Class shares.  A Class shares have a front end sales charge (load).  The conversion of B Class shares was not a taxable event and any CDSC charges were waived. The sales charge on A Class shares will not be waived for purchases of additional shares.

 (b) Market Neutral Value, a new series of the Registrant, began offering Investor, Institutional, A, C and R Classes during the period, effective 10/31/11.

Each fund is a series of shares issued by the corporation, and shares of each fund have equal voting rights. In addition, each series (or fund) may be divided into separate classes. Additional funds and classes may be added without a shareholder vote.

Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so investors holding more than 50% of the corporation’s (all funds’) outstanding shares may be able to elect a Board of Directors. The corporation undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder’s investment. The election of directors is determined by the votes received from all of the corporation’s shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership interest in the fund.

The assets belonging to each series are held separately by the custodian and the shares of each series or class represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series or class. Within their respective series or class, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

The A, C and R Class shares of the fund are made available to participants in employer-sponsored retirement plans and to persons purchasing through broker-dealers, banks, insurance companies and other financial intermediaries that provide various administrative, shareholder and distribution services. The fund’s distributor enters into contracts with various banks, broker-dealers, insurance companies and other financial intermediaries, with respect to the sale of the fund’s shares and/or the use of the fund’s shares in various investment products or in connection with various financial services.

Certain recordkeeping and administrative services that would otherwise be performed by the fund’s transfer agent may be performed by a plan sponsor (or its agents) or by a financial intermediary for A, C and R Class investors. In addition to such services, the financial intermediaries provide various individual shareholder and distribution services.

To enable the fund’s shares to be made available through such plans and financial intermediaries, and to compensate them for such services, the fund’s Board of Directors has adopted the A Class, C Class and R Class Plans. Pursuant to the plans, the following fees are paid and described further below.

The A Class pays the fund’s distributor 0.25% annually of the average daily net asset value of the A Class shares. The distributor may use these fees to pay for certain ongoing shareholder and administrative services and for distribution services, including past distribution services. This payment is fixed at 0.25% and is not based on expenses incurred by the distributor.

The C Class pays the fund’s distributor 1.00% annually of the average daily net asset value of the fund’s C Class shares, 0.25% of which is paid for certain ongoing individual shareholder and administrative services and 0.75% of which is paid for distribution services, including past distribution services. This payment is fixed at 1.00% and is not based on expenses incurred by the distributor.

The R Class pays the fund’s distributor 0.50% annually of the average daily net asset value of the R Class shares. The distributor may use these fees to pay for certain ongoing shareholder and administrative services and for distribution services, including past distribution services. This payment is fixed at 0.50% and is not based on expenses incurred by the distributor.

The distributor then makes these payments to the financial intermediaries (including underwriters and broker-dealers, who may use some of the proceeds to compensate sales personnel) who offer the A, C and R Class shares for the services described below. No portion of these payments is used by the distributor to pay for advertising, printing costs or interest expenses.

Payments may be made for a variety of individual shareholder services, including, but not limited to:

(a)	providing individualized and customized investment advisory services, including the consideration of shareholder profiles and specific goals;
(b)	creating investment models and asset allocation models for use by shareholders in selecting appropriate funds;
(c)	conducting proprietary research about investment choices and the market in general;
(d)	periodic rebalancing of shareholder accounts to ensure compliance with the selected asset allocation;
(e)	consolidating shareholder accounts in one place;

(f)	paying service fees for providing personal, continuing services to investors, as contemplated by the Conduct Rules of the FINRA; and
(g)	other individual services.

Individual shareholder services do not include those activities and expenses that are primarily intended to result in the sale of additional shares of the funds.

Distribution services include any activity undertaken or expense incurred that is primarily intended to result in the sale of A, C and R Class shares, which services may include but are not limited to:

(a)	paying sales commissions, on-going commissions and other payments to brokers, dealers, financial institutions or others who sell A, C and R Class shares pursuant to selling agreements;
(b)	compensating registered representatives or other employees of the distributor who engage in or support distribution of the fund’s A, C and R Class shares;
(c)	paying and compensating expenses (including overhead and telephone expenses) of the distributor;
(d)	printing prospectuses, statements of additional information and reports for other-than-existing shareholders;
(e)	preparing, printing and distributing sales literature and advertising materials provided to the fund’s shareholders and prospective shareholders;
(f)	receiving and answering correspondence from prospective shareholders, including distributing prospectuses, statements of additional information, and shareholder reports;
(g)	providing facilities to answer questions from prospective shareholders about fund shares;
(h)	complying with federal and state securities laws pertaining to the sale of fund shares;
(i)	assisting shareholders in completing application forms and selecting dividend and other account options;
(j)	providing other reasonable assistance in connection with the distribution of fund shares;
(k)	organizing and conducting sales seminars and payments in the form of transactional and compensation or promotional incentives;
(l)	profit on the foregoing; and

(m)
  such other distribution and services activities as the advisor determines may be paid for by the funds pursuant to the terms of the agreement between the corporation and the fund’s distributor and in accordance with Rule 12b-1 of the Investment Company Act.

Your ability to purchase, exchange, redeem and transfer shares will be affected by the policies of the financial intermediary through which you do business. Some policy differences may include

•	minimum investment requirements
•	exchange policies
•	fund choices
•	cutoff time for investments
•	trading restrictions

In addition, your financial intermediary may charge a transaction fee for the purchase or sale of fund shares. Those charges are retained by the financial intermediary and are not shared with American Century Investments or the fund. Please contact your financial intermediary or plan sponsor for a complete description of its policies. Copies of the fund’s annual report, semiannual report and statement of additional information are available from your financial intermediary or plan sponsor.

The fund has authorized certain financial intermediaries to accept orders on the fund’s behalf. American Century Investments has selling agreements with these financial intermediaries requiring them to track the time investment orders are received and to comply with procedures relating to the transmission of orders. Orders must be received by the financial intermediary on the fund’s behalf before the time the net asset value is determined in order to receive that day’s share price. If those orders are transmitted to American Century Investments and paid for in accordance with the selling agreement, they will be priced at the net asset value next determined after your request is received in the form required by the financial intermediary.

Unless otherwise specified below, the minimum initial investment amount to open an account is $2,500 ($2,000 for Coverdell Education Savings Accounts). Investors opening accounts through financial intermediaries may open an account with $250 for all classes except Institutional Class, but the financial intermediaries may require their clients to meet different investment minimums. The minimum may be waived for broker-dealer sponsored wrap program accounts, fee based accounts, and accounts through bank/trust and wealth management advisory organizations or certain employer-sponsored retirement plans.

The minimum initial investment amount for Institutional Class is generally $5 million ($3 million for endowments and foundations), but the minimum may be waived if you, or your financial intermediary if you invest through an omnibus account, have an aggregate investment in the American Century family of funds of $10 million or more.

There is a $50 minimum for subsequent purchases, except that there is no subsequent purchase minimum for financial intermediaries or employer-sponsored retirement plans. For purposes of fund minimums, employer-sponsored retirement plans do not include SEP IRAs, SIMPLE IRAs or SARSEPs.

The Institutional Class shares are made available for purchase by individuals and large institutional shareholders such as bank trust departments, corporations, retirement plans, endowments, foundations and financial advisors that meet the fund’s minimum investment requirements. Institutional Class shares are not available for purchase by insurance companies for variable annuity and variable life products.

If you sell C or, in certain cases, A Class shares, you may pay a sales charge, depending on how long you have held your shares. Your redemption proceeds will be calculated using the net asset value (NAV) next determined after we receive your transaction request in good order.

A fund’s net asset value, or NAV, is the price of the fund’s shares.

However, we reserve the right to delay delivery of redemption proceeds up to seven days. For example, each time you make an investment with American Century Investments, there is a seven-day holding period before we will release redemption proceeds from those shares, unless you provide us with satisfactory proof that your purchase funds have cleared. Investments by wire generally require only a one-day holding period. If you change your address, we may require that any redemption request made within 15 days be submitted in writing and be signed by all authorized signers with their signatures guaranteed. If you change your bank information, we may impose a 15-day holding period before we will transfer or wire redemption proceeds to your bank. Please remember, if you request redemptions by wire, $10 will be deducted from the amount redeemed. Your bank also may charge a fee.

In addition, we reserve the right to honor certain redemptions with securities, rather than cash.

If, during any 90-day period, you redeem fund shares worth more than $250,000 (or 1% of the value of a fund’s assets if that amount is less than $250,000), we reserve the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The portfolio managers would select these securities from the fund’s portfolio.

We will value these securities in the same manner as we do in computing the fund’s net asset value. We may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, you may have to pay brokerage or other transaction costs to convert the securities to cash.

If your redemption would exceed this limit and you would like to avoid being paid in securities, please provide us with an unconditional instruction to redeem at least 15 days prior to the date on which the redemption transaction is to occur. The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on a fund and its remaining investors.

If your account balance falls below the minimum initial investment amount for any reason, or if you cancel your automatic monthly investment plan prior to reaching the fund minimum, American Century Investments reserves the right to redeem the shares in the account and send the proceeds to your address of record.  Prior to doing so, we will notify you and give you 60 days to meet the minimum or reinstate your automatic monthly investment plan. Please note that A and C Class shares redeemed in this manner may be subject to a sales charge if held less than the applicable time period.  You also may incur tax liability as a result of the redemption. For Institutional Class shares, we reserve the right to convert your shares to Investor Class shares of the same fund. The total annual operating expenses of Investor Class shares are 0.20% higher than Institutional Class shares.

Within 90 days of a redemption of any A or B Class shares, you may reinvest all of the redemption proceeds in A Class shares of any American Century Investments fund at the then-current net asset value without paying an initial sales charge. At your request, any CDSC you paid on an A Class redemption that you are reinvesting will be credited to your account. You or your financial professional must notify the fund’s transfer agent in writing at the time of the reinvestment to take advantage of this privilege, and you may use it only once per account. This privilege applies only if the new account is owned by the original account owner.

You may exchange shares of the fund for shares of the same class of another American Century Investments fund without a sales charge if you meet the following criteria:

•	The exchange is for a minimum of $100
•	For an exchange that opens a new account, the amount of the exchange must meet or exceed the minimum account size requirement for the fund receiving the exchange

For purposes of computing any applicable CDSC on shares that have been exchanged, the holding period will begin as of the date of purchase of the original fund owned. Exchanges from a money market fund are subject to a sales charge on the fund being purchased, unless the money market fund shares were acquired by exchange from a fund with a sales charge or by reinvestment of dividends or capital gains distributions.

A signature guarantee — which is different from a notarized signature — is a warranty that the signature presented is genuine. We may require a signature guarantee for the following transactions.

•	You have chosen to conduct business in writing only and would like to redeem over $100,000.
•	Your redemption or distribution check or automatic redemption is made payable to someone other than the account owners.
•	Your redemption proceeds or distribution amount is sent by EFT (ACH or wire) to a destination other than your personal bank account.
•	You are transferring ownership of an account over $100,000.
•	You change your address and request a redemption over $100,000 within 15 days.

We reserve the right to require a signature guarantee for other transactions, at our discretion.
Transaction instructions are irrevocable. That means that once you have mailed or otherwise transmitted your transaction instruction, you may not modify or cancel it. The fund reserves the right to suspend the offering of shares for a period of time and to reject any specific investment (including a purchase by exchange). Additionally, we may refuse a purchase if, in our judgment, it is of a size that would disrupt the management of the fund.

We reserve the right to change any stated investment requirement, including those that relate to purchases, exchanges and redemptions. We also may alter, add or discontinue any service or privilege. Changes may affect all investors or only those in certain classes or groups. In addition, from time to time we may waive a policy on a case-by-case basis, as the advisor deems appropriate.